SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D

                                     Under the Securities Exchange Act of 1934



                                              DATAMETRICS CORPORATION
                                                 (Name of Issuer)

                                      Common Stock, par value $.01 per share
                                          (Title of Class of Securities)

                                                    238085-10-4
                                                  (CUSIP Number)

                                             Bruce Galloway, Chairman
                                      1325 Avenue of the Americas, 26th Floor
                                             New York, New York 10019
                                                  (212) 603-7590
                    (Name, Address and Telephone Number of Person Authorized
                                      to Receive Notices and Communications)

                                                   July 25, 2001
                     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                                                 Page 1 of 4 Pages











1) Name of Reporting Person

                                                  Daniel Bertram

  S.S. or I.R.S. Identification No. of Above Person

                                                 S.S # ###-##-####


2) Check the Appropriate Box if a Member of a Group (see instructions) (a) /__/
                                                                       (b) /__/

3) SEC Use Only

4) Source of Funds (see instructions)

                                                        PF

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                        N/A

6) Citizenship or Place of Organization.........U.S.


Number of                  (7)      Sole Voting Power...........3,151,300 (1)
Shares Bene-
ficially Owned             (8)      Shared Voting Power........0
by Each Reporting
Person With                (9)      Sole Dispositive Power......3,151,300 (1)

                           (10)     Shared Dispositive Power...0

     11)   Aggregate    Amount    Beneficially    Owned   by   Each    Reporting
Person.......3,151,300(1)

     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
Instructions)..../__/

13) Percent of Class Represented by Amount in Row 11........ 13.32%

14) Type of Reporting Person (See Instructions).....IN


     (1) Comprised of (i) 151,300 shares of Common Stock and (ii) an Option to purchase 3,000,000 shares of Common Stock at a price of $.05 per share, (the "Option").



                                                         2
Item 1.  Security and Issuer.

     This Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Datametrics Corporation. (the "Issuer"), whose principal executive offices are located at 1717 Diplomacy Row, Orlando, Florida 32809.

Item 2.  Identity and Background.

         (a)  Name: Daniel Bertram

     (b) Residence or business address: c/o the Issuer, 1717 Diplomacy Row, Orlando, Florida 32809.

     (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Bertram is the President and Chief Executive Officer of the Issuer.

     (d) Involvement in Certain Legal Proceedings. Not applicable (e) Party to a Civil Proceeding. Not applicable. (f) Citizenship. U.S.

     Item 3. Source and Amount of Funds or other Consideration. The source of funds for the acquisition of the 151,300 shares of Common Stock was personal funds of Mr. Bertram. Mr. Bertram paid $.05 per share for 65,000 shares of Common Stock on July 17, 2001, $.045 per share for 12,000 shares of Common Stock on July 18, 2001, $.05 per share for 10,000 shares of Common Stock on August 2, 2001 and $0.06 per share for 64,300 shares of Common Stock on August 7, 2001. The Option issued to Mr. Bertram was granted to Mr. Bertram for services rendered as the President and Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction.

     Mr. Bertram has acquired the 151,300 shares of Common Stock for investment purposes. The Option was granted to Mr. Bertram on June 11, 2001, (the "Vesting Date") and approved by the Board of Directors on July 25, 2001 in consideration for his services as the President and Chief Executive Officer of the Issuer. The Option is fully vested as of the Vesting Date, and is exercisable for a period of five (5) years from the Vesting Date at a price of $.05 per share. As of the date of this filing, Mr. Bertram has not exercised any of his rights under the Option.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Bertram beneficially owns an aggregate of 3,151,300 shares of Common Stock, representing 13.32% of the outstanding shares of Common Stock.

     (b) Mr. Bertram possesses sole power to vote and to dispose or direct the disposition of the 151,300 shares of Common Stock and the 3,000,000 shares issuable upon exercise of the Option.

                                                         3
         (c)      Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e)      Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Date:  8-9-01


                                           /s/Daniel Bertram
                                           DANIEL BERTRAM






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